METASTAT, INC.
27 DryDock Ave, 2nd Floor
Boston, MA 02210

July 27, 2015

Kate Maher, Esq. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	MetaStat, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed July 17, 2015 File No. 333-203361

Dear Ms. Maher:

On behalf of MetaStat, Inc., a Nevada corporation (the “Company”), we hereby provide a response to the comment issued in a letter dated July 24, 2015 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1, as amended (the “Form S-1”). Contemporaneously with this submission, we have filed a further amended Registration Statement on Form S-1 (the “Amended Form S-1”) reflecting the response of the Company below.  To facilitate the review by the Commission’s staff (the “Staff”) of the Amended Form S-1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter as follows:

Comment Number	Comment and Response

Certain Relationships and Related Transactions, and Director Independence, page 83

1.           Your response to comment 1 in our July 8, 2015 letter does not appear to address the threshold related to your assets in Regulation S-K Item 404(d)(1). Also note that Instruction 2 to Item 404(d) requires your disclosure to include transactions for the fiscal year preceding your last fiscal year. Please include disclosure about the transactions you deleted, and provide all disclosure required by Item 404, including the name of the related persons involved with the transactions.

COMPANY RESPONSE:  We have revised the disclosure in the Amended S-1 in accordance with the Staff’s comment to provide all disclosure required by Item 404, including the name of the related persons involved with the transactions.

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Thank you very much for your time and attention in connection with this filing. Should you have any questions concerning any of the foregoing, please contact David J. Levine, Esq., of Loeb & Loeb LLP, counsel to the Company, by telephone at (212) 407-4923.

Sincerely,
/s/ Douglas A. Hamilton Douglas A. Hamilton, CEO